UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    619429103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 14, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No.2 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on May 6, 2002, as amended on May 21, 2002, relates to the common shares, $.01 par value (the "Shares"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3333 New Hyde Park Road, New Hyde Park, New York 11042.


Item 4.           Purpose of Transaction

         Item 4 is hereby amended to add:

         On June 14, 2002, High River and Porterhouse Acquisition Corp. ("Porterhouse"), a wholly-owned subsidiary of High River, delivered to the Issuer an Agreement and Plan of Merger (the "Agreement") by and among High River, Porterhouse and the Issuer. The Agreement was executed by High River and Porterhouse and provided for a merger of Porterhouse into the Issuer on substantially the same terms as the Issuer's merger agreement with Castle Harlan of March 26, 2002. The Agreement provided for consideration of $ 13.50 per share in cash for each outstanding share of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2002


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                           Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


         [Signature Page of Amendment No. 2 to Schedule 13D with respect to Morton's Restaurant Group, Inc.]

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